AMANA MUTUAL FUNDS TRUST

Amendment to
TRUST INSTRUMENT

The undersigned, being at least a majority of the Trustees of Amana Mutual Funds Trust, a Delaware statutory trust (the "Trust"), organized pursuant to that certain Trust Instrument dated March 11, 2013 (the "Trust Instrument"), do hereby, pursuant to Article III, Section 1(o) and Article IV of the Trust Instrument: (i) establish a new series of the Trust to be designated the Amana Participation Fund (the "Fund"); and (ii) establish the Investor Class and Institutional Class classes of shares. Any variations as to purchase price, determination of net asset value, the price, terms and manner of redemption and special and relative rights as to dividends on liquidation, and conditions under which such series or classes shall have separate voting rights, shall be as set forth in the Trust Instrument or as elsewhere determined by the Board of Trustees of the Trust.

This Amendment shall constitute an amendment to the Trust Instrument and, following execution by a majority of the Trustees, shall be effective on June 15, 2015. This instrument may be executed in several parts.

IN WITNESS WHEREOF, the undersigned Trustees have executed this instrument this 15th day of June 2015.

/s/ M. Yaqub Mirza M. Yaqub Mirza	Trustee; Chairman of the Board
/s/Nicholas F. Kaiser Nicholas F. Kaiser	Trustee; President
/s/ Miles Davis Miles K. Davis	Trustee
/s/ Ronald H. Fielding Ronald H. Fielding	Trustee
/s/ Iqbal J. Unus Iqbal Unus	Trustee